MATRIX VENTURES, INC.
                             #5 2118 Eastern Avenue
                              North Vancouver, B.C.
                                 Canada V7L 3G3
                            Telephone: (604) 986-9633
                               Fax: (604) 681-7622


August 12, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0304

Attention:  H. Yuna Peng

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-120382
         Amendment No. 3

We write in response to your letter dated February 11, 2005 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been highlighted to show changes from the previous filing.

We respond sequentially to your comments as follows:

Risk Factors, page 6
--------------------
1. You state in the correspondence in response to comment 5 that your Canadian legal counsel, Gregory Yanke confirmed that title to a mineral property may be registered in the name of a Nevada Corporation. This is contradictory to the legal opinion provided by Mr. Yanke. The opinion states "a corporation must be registered in the jurisdiction in which the mineral claims are located in order to hold title to such mineral claims." The mineral claims are located in Ontario, Canada but Matrix Ventures is incorporated in Nevada. Please correct the apparent discrepancy. Further, you state that you have filed the consent to use this legal opinion as an exhibit. We cannot locate this consent.

         Mr. Yanke's legal opinion states that we must register as a corporation in Ontario in order to qualify to hold title to the mineral claims. His opinion further states that the cost of such registration is $350 (Canadian funds) and the application takes approximately one week to complete. We will need to register as an extra-provincial company in Ontario prior to transferring title to the mineral claims into our name. However, once registration is complete, we will be able to register title to the claims in our corporate name.

         We have filed Mr. Yanke's consent as an exhibit to our registration statement.

Interests of Named Experts and Counsel, page 20
-----------------------------------------------
2. We reissue our prior comment 7. Please revise the third paragraph under this caption. The registration statement must contain an opinion of counsel in accordance with Item 601 of Regulation S-B. You state in the correspondence that you have disclosed details of legal counsel who have acted as experts in connection with your registration statement. We cannot locate this disclosure.

         We will update this section upon filing an opinion of counsel with our registration statement.

Description of Business, page 20
--------------------------------

3. We partially repeat prior comment 9. Please provide the result of the phase 1 study. If you will not proceed with phase II, disclose whether and how you plan to continue this offering.

         We have provided the results of the phase one exploration program and confirmed that we will be proceeding with the phase two program.

4. Your response to comment 10 indicates that you will attempt to raise additional funds in order to acquire an interest in an alternative mineral property. Please clarify the phrase "alternative mineral property." Please provide greater details of your plan of operation for the next 12 months, including how you plan to raise additional funds, how much you would need, and how you plan to locate and acquire another piece of property. See Item 303(a) of Regulation S-B.

         We have included the following disclosure:

         If our interest in the Wanapitei River property lapses, we will attempt to raise additional funds in order to acquire an interest in an alternative mineral property that has the potential to contain economic mineralization. Such property may or not be in the area of the Wanapitei River property. We do not currently have any confirmed source of financing or specific mineral properties in mind if this occurs. We would likely contact property owners or geologists who are involved in the mineral exploration business in order to identify potential properties for acquisition.


         We expect to proceed with the phase two exploration program in October 2005. This program will take approximately one month to complete at an estimated cost of $10,000. We would then commence the phase three exploration program in the spring or summer of 2006. This phase would take two months to complete and cost approximately $80,000. The details of additional phases of exploration would be determined by our directors and independent geologist based upon a review of the results from phases two and three.

         Our current cash on hand of $9,318 will enable us to complete most of the phase two exploration program. We will require additional funding in order to complete the phase two and three exploration programs on the Wanapitei River property. We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock or through director loans.

5. We reissue prior comment 11. The consent of John Siriunas to the use of his name and the references to his report should be filed as an exhibit to the amended registration statement.

         Mr. Siriunas has reviewed our registration statement, but will not be able to provide his consent until he returns from overseeing a current exploration program for another company.

Part II
Exhibits
--------
6.       We note that the legality opinion remains to be filed.

         We will file a legality opinion as an exhibit to the next amendment of our registration statement.

Signatures
----------
7. We repeat prior comment 15. Please have the registration statement signed by chief accounting officer and principal financial officer. You state that Erika Kumar is signing as your chief accounting officer and principal financial officer. However, this is not reflected in the registration statement. Please revise.

         We have revised our disclosure as requested.

General
-------
8. The financial statements should be updated pursuant to Item 310(g) of Regulation S-B. A currently dated consent of the independent accountants should be included in an amendment to the registration statement.

         We have included updated financial statements for the period ended March 31, 2005 with our amended registration statement, as well as a currently dated consent of the independent accountants.

         Yours truly,

         MATRIX VENTURES, INC.

         PER: /s/ Lori Bolton

         LORI BOLTON
         President